                   April 1, 2011

Compañía de Minas Buenaventura S.A.A.
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 001-14370

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Mr. Schwall:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated March 10, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “2009 Form 20-F”).  On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type.  Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.
We note your intent to comply with many of the comments issued in our letter dated November 5, 2010 in future filings; however, you indicate you intend to amend your Form 20-F in response to comment 8 of the same letter.  Please tell us why you would not address all previously issued comments in this amended document.

The Company respectfully advises the Staff that its strong preference is to file an amended Form 20-F that would solely include a corrected version of its audited financial statements as of and for the three years ended December 31, 2009 and a short explanatory note at the front of the Form 20-F to explain the reason for re-filing the 2009 financial statements.  The Company is in the process of preparing its Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”), which it expects to file in the next few weeks in order to prepare for compliance with the accelerated filing deadline required in future years.  The time and effort required to prepare and file a fully amended 2009 Form 20-F will likely delay the filing of the 2010 Form 20-F.  The Company respectfully submits that the interests of investors would be better served by providing an accelerated filing of the 2010 Form 20-F, which will include fully updated disclosure as well as revisions in response to all of the Staff’s comments, rather than to file an amended 2009 Form 20-F solely to address the Staff’s comments.  The Company further believes that filing of the 2010 Form 20-F contemporaneously with an amended 2009 Form 20-F may result in investor confusion if the changes made in the 2009 Form 20-F go beyond adding a corrected version of its 2009 audited financial statements.

2.	Please provide the written statement from the company that we requested under the heading “Closing Comments” in our letter dated November 5, 2010.

The Company acknowledges the Staff’s comment and further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing and the Company’s filing on December 17, 2010 in response to the Staff’s letter dated November 5, 2010;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yanacocha Selected Financial Information and Operating Data, page 7

3.
We note your response to comment 1 in our letter dated November 5, 2010 regarding the differences in revenue recognition and depreciation methods between U.S. GAAP and Peruvian GAAP in your disclosures of Yanacocha’s operating results.  For the year ended December 31, 2009, you report that net income under U.S. GAAP is $14.3 million higher than net income reported under Peruvian GAAP.  Please tell us how this $14.3 million difference effected your consolidated U.S. GAAP results, identifying where the impacts of this the adjustment are reflected in your U.S. GAAP reconciliation at footnote 34 to your consolidated financial statements.

The Company supplementally advises the Staff that Minera Yanacocha S.R.L. (“Yanacocha”) and the Company have adopted different Peruvian GAAP accounting treatments for revenue recognition and depreciation.  For purposes of equity accounting under Peruvian GAAP, however, the Company adjusts the financial results of its equity investee, Yanacocha, to conform with the Company’s accounting policies, which are consistent with U.S. GAAP with respect to the accounting treatment of revenue recognition and depreciation.  As a result of these equity accounting adjustments, the $14.3 million difference between Yanacocha’s U.S. GAAP net income and its Peruvian GAAP net income did not impact the Company’s consolidated U.S. GAAP financial results and, accordingly, no reconciliation adjustments between Peruvian GAAP and U.S. GAAP are included in note 34 to the Company’s consolidated financial statements.

Share Ownership, page 152

4.
We note your proposed disclosure in response to comment 5 from our letter dated November 5, 2010.  We also note that the second footnote in your response to such comment refers to ‘‘usufructo agreements.”  Please revise to clarify the meaning of such term.

The Company acknowledges the Staff’s comment and provides below a draft of the proposed footnote to be included in the 2010 Form 20-F below under the heading “ITEM 6. Directors, Senior Management and Employees—Share Ownership”:

“† Includes 29,223,550 common shares subject to usufructo agreements among Alberto Benavides and members of the Benavides family.  These usufructo agreements grant Mr. Benavides voting control over the common shares subject thereto and entitle Mr. Benavides to receive all dividends payable thereon during his lifetime.  Alberto Benavides exercises voting control over the common shares subject to the usufructo agreements, including 5,844,710 and 5,844,710 common shares owned by Roque Benavides and Raúl Benavides, respectively.  The common shares subject to the usufructo agreements are not included in the separate calculations of share ownership for Roque Benavides and Raúl Benavides in the table above.  Also included in the calculation of beneficial ownership for Alberto Benavides are 1,301,118 common shares owned by Mr. Benavides’ wife and over which he exercises voting control.  Alberto Benavides disclaims beneficial interest in these common shares.”

Financial Statements

Note 2.2(l) – Exploration and mine development costs, page F-18

5.
We have read your response to comment 7 in our letter dated November 5, 2010 and understand that you intend to clarify your accounting policies related to mineral exploration and mine development costs.  Specifically, you state that “prior to the establishment of proven and probable reserves, the company expenses exploration costs as incurred.”  Please also describe your accounting policy for costs that are exploratory in nature and incurred after proven and probable reserves have been established.

The Company supplementally advises the Staff that costs that are exploratory in nature and incurred after proven and probable reserves have been established are charged to expense as incurred.   The Company will revise the disclosure in note 2.2(l) to its consolidated financial statements as follows:

“Exploration costs are charged to expense as incurred.  These costs primarily include costs for material and fuels used in exploration, costs for topographical surveys, drilling costs and payments made to contractors. When the Company determines that a mineral property can be economically developed by establishing the existence of proven and probable reserves, the costs incurred to develop the property, including the costs incurred to further delineate the ore body and remove topsoil, rocks and other mineral waste to initially expose the ore body, are capitalized.  Mine development costs are amortized using the units-of-production method, based on proven and probable reserves.  Disbursements related to costs that are exploratory in nature that are incurred after proven and probable reserves have been established are charged to expense as incurred.”

Exhibits

6.
We note your response to comment 10 in our letter dated November 5, 2010, including your statement regarding your “ad hoc agreements” with customers.  Please reconcile your response with your disclosure at page 40 of your annual report that your “concentrates sales are made under one to three-year, U.S. Dollar denominated contracts.”

The Company supplementally advises the Staff that while most of its operating revenues are derived from sales at prevailing market prices pursuant to ad hoc agreements with customers in the ordinary course of business, the Company does enter into a small number of short-term contracts (primarily with one-year terms and, in a few circumstances, with terms of up to three years) for the sale of concentrates at certain of its operating mines.  Although the sale of concentrates is an important component of the Company’s business, the Company respectfully submits that no single contract for the sale of concentrates is material to its business, financial condition or results of operations.  The Company does not derive a material portion of its revenues from any contract for the sale of concentrates.  Furthermore, sales of metal concentrates pursuant to these contracts are generally made at prevailing market prices.  Neither the termination of, nor the default of any counterparty under, any contract for the sale of concentrates would materially impact the Company’s results of operations or financial condition.  The Company has experienced terminations or defaults under such contracts in the past, and was able to replace the counterparties thereunder and sell the allotted concentrates with no material impact  on the Company’s results of operations.

As stated in the Company’s response letter dated December 17, 2010, the Company is not party to any material, long-term sales contract upon which its business is substantially dependent or which requires the Company to sell, and the customer to purchase, a material portion of the Company’s metals and concentrates over an extended period of time.

Engineering Comments

7.
We note your response to comment 11 in which you indicate you will revise your future filings by removing all resource disclosure.  Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

The Company acknowledges the Staff’s comment and provides below a draft of the proposed disclosure to be included in the 2010 Form 20-F below under the heading “ITEM 4.  Information on the Company—Business Overview—Greenfield Exploration Projects”:

“La Zanja.  Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca city.  Originally, the La Zanja project was part of the Northern Peru joint mining exploration project, which was 35 percent owned by us and 65 percent owned by Newmont Peru.  We currently own 53 percent of La Zanja, with the remainder owned by Newmont Peru.  In 2007 and 2008, we and Newmont Peru invested US$10.4 million in total to maintain the property, conduct and present an Environmental Impact Study (Estudio de Impacto Ambiental), or EIS, and obtain the necessary permits to start construction of the project.  In 2009, we obtained the EIS approval and commenced construction of mine infrastructure in order to start production during the second half of 2010.  During 2009, we and Newmont Peru invested US$1.3 million in total to conduct 3,154 meters of diamond drilling.  We also discovered a new mineralized area in the Castrejon prospect, a copper-moly prospect located in the southern portion of the La Zanja claim block.”

“Trapiche.  The Trapiche project is wholly-owned by us and encompasses 26,414 hectares of porphyry and skarn mineralization in the Apurimac region.  The Apurimac region is part of a mineralized belt known as the Abancay Batholith where several iron, copper and gold deposits have been identified.  In 2007, we invested US$3.0 million in 9,998 meters of diamond drilling and 21 kilometers of geophysical surveys on Cerro Trapiche.  During 2008, we invested US$2.9 million to conduct 5,484 meters of diamond drilling on the Trapiche Este, Millucucho and Cerro Colorado prospects.  We also conducted an additional 18.2 kilometers of magnetic and induced polarization surveys over Trapiche Este.  Based on the drilling and surveys that we conducted, we calculated NRM to be 492 million tons with an average grade of 0.48 percent copper and 0.016 percent moly with a cutoff of 0.20 percent copper.  In 2009, we invested US$3.2 million to conduct 5,282 meters of diamond drilling on the Trapiche porphyry and Millucucho skarn. As a result of the drilling, we recalculated NRM to be 490.2 million metric tons with an average grade of 0.47 percent of copper and 0.015 percent of moly with a cutoff of 0.2 percent of copper.  In April 2009, we discontinued field work to negotiate on a long-term agreement with the Mollebamba community relating to the future operation of this mine.”

The Company supplementally advises the Staff that it disposed of the Huañacancha project in March 2009, and, accordingly, all disclosure related to the Huañacancha project will be removed in future filings of the Form 20-F.

The Company respectfully submits that no other resource information is included in disclosure elsewhere in its Form 20-F.  The Company will undertake to omit such disclosure in future filings in accordance with the requirements of Industry Guide 7.

8.
We note your response to comment 12 in which you indicate the El Faique deposit should be classified as non-reserve mineralization and that you will revise your future filings to reflect this material status.  Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

The Company acknowledges the Staff’s comment and provides below a draft of the proposed disclosure to be included in the 2010 Form 20-F below under the heading “ITEM 4.  Information on the Company—Business Overview—Greenfield Exploration Projects”:

“El Faique.  The El Faique project, previously known as El Papayo, is wholly-owned and operated by us.  The project encompasses 35,541 hectares and is located in the Sechura desert of northern Peru in the Piura region.  This deposit contains NRM of 7.91 million tons with 2.3 percent copper and significant traces of zinc and gold.”

9.
We note your response to comment 13 in which you indicate the proven reserves and probable reserves of Sociedad Cerro Verde S.A.A. (“Cerro Verde”) can be defined and segregated and that you will revise your future filings to reflect this change.  Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

The Company acknowledges the Staff’s comment and provides below a draft of the proposed disclosure to be included in the 2010 Form 20-F below under the heading “ITEM 4.  Information on the Company—Intermediate Holding Companies, Subsidiaries and Equity Participations—Sociedad Minera Cerro Verde S.A.A.”:

	As of December 31,
	2008	2009	2010
	(in thousands of metric tons)
Proven Reserves:
Leachable ore reserves	148,154	120,805	145,302
Millable ore reserves	485,727	745,904	903,950

Probable Reserves:
Leachable ore reserves	139,597	122,975	97,911
Millable ore reserves	2,249,103	2,063,181	2,424,368

10.
We note your response to comment 14 in which you will correct the stripping ratio units to reflect the relationship of waste removal to ore mined and that you will revise your future filings to reflect this change.  Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

The Company acknowledges the Staff’s comment and provides below a draft of the proposed disclosure to be included in the 2010 Form 20-F below under the heading “ITEM 5. Operating and Financial Review and Prospects—Yanacocha—Operating Results—Results of Operations for the Twelve Months Ended December 31, 2010 and 2009”:

“The increase in gold production in 2009 as compared to 2008 was mainly attributable to an increase in the volume of leach and mill tons placed, which was 129.3 million dry metric tons for the year ended December 31, 2009 compared to 92.6 million dry metric tons for year ended December 31, 2008, and a lower waste to ore ratio, which was 0.34 for the year ended December 31, 2009 as compared to 1.05 for the year ended December 31, 2008.”

11.
We note your response to comment 15 in which you provide information related to your health and safety programs along with the appropriate operating safety statistics.  Please provide a draft copy regarding your safety programs and the resultant safety and health operational statistics to be included in your December 31, 2010 filing.

The Company acknowledges the Staff’s comment and provides below a draft of the proposed disclosure to be included in the 2010 Form 20-F below under the heading “ITEM 4.  Information on the Company—Business Overview—Safety”:

“The safety and health of our employees is our highest priority.  We believe that we have implemented robust safety measures and work continuously to improve our occupational health and safety training and performance.  We regularly monitor occupational health and safety performance and compliance through safety training programs, review and analysis of accident reports and other routine safety measures at our operating mines.  Our Uchucchacua, Julcani, Antapite, Orcopampa and Shila Paula mining units are Occupational Health and Safety Assessment Series 18001 certified.

Our safety program includes the following core components:

•	Risk Detection Training and Log Book: to train workers to detect, identify and record job-related hazards;

•	Safety Performance Indicators: to regularly monitor the performance of each operating unit and target safety efforts and training;

•	Specialized Safety Training: to provide training related to safety techniques and tools tailored to the risks associated with each employee’s job;

•	Mine School: to provide on-site theoretical and practical training to employees in different fields of work;

•	Implementation of International Safety Standards: to establish and comply with internationally accepted safety standards; and

•	Safety Audits: to regularly audit safety procedures and systems at each operating mine by certified auditors.

During 2010, we experienced 304 total reportable injuries, 138 lost-time injuries and 3 fatal injuries, as compared to 277 total reportable injuries, 140 lost-time injuries and 3 fatal injuries for the year ended December 31, 2009.  Under Peruvian law, the number of lost-time injuries recorded includes restricted duty injuries and certain medical treatment injuries.  The total number of reportable injuries includes lost-time injuries, as well as other minor and major first aid injuries.”

12.
We note your response to comment 16 in which you will correct the typographical error in your future filings.  Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

The Company acknowledges the Staff’s comment and provides below a draft of the proposed disclosure to be included in the 2010 Form 20-F below under the heading “ITEM 4.  Information on the Company—Intermediate Holding Companies, Subsidiaries and Equity Participations—Sociedad Minera Cerro Verde S.A.A.”:

	As of December 31,
	2008	2009	2010
Average copper grade of leachable ore reserves (%)	0.46	0.43	*
Average copper grade of millable ore reserves (%)	0.37	0.40	*
_________
* Average copper grades for the year ended December 31, 2010 will be disclosed in the 2010 Form 20-F, but are not yet available from Sociedad Minera Cerro Verde S.A.A.

*           *           *

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the 2009 Form 20-F at the Staff’s earliest convenience.  You should contact the undersigned at (212) 530-5546 or Trevor K. Truman at (212) 530-5237.

Sincerely,

/s/ Arnold B. Peinado, III

Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Karl Hiller
Craig Arakawa
Jenifer Gallagher
George K. Schuler
Caroline Kim
Laura Nicholson

Compañía de Minas Buenaventura S.A.A.:
Carlos Galvez
Humberto Rodriguez
Daniel Dominguez